UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-54716

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER 64130M 100

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NeuroOne Medical Technologies Corporation

Full Name of Registrant

Original Source Entertainment, Inc.

Former Name if Applicable

10006 Liatris Lane

Address of Principal Executive Officer (Street and Number)

Eden Prairie, MN 55347

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

NeuroOne Medical Technologies Corporation (the “Company”) has experienced unexpected delays in the filing of its Annual Report on Form 10-K for the period ended December 31, 2017 (the “Form 10-K”) within the prescribed time period due to delays experienced in completing the Company’s financial statements. The delays could not be eliminated without unreasonable effort or expense. The Company requires additional time to finalize the accounting treatment for its notes and warrants issued between November 2016 and June 2017 prior to their amendment on November 20, 2017 and to complete the documentation, audit and evaluation of its financial statements for the year ended December 31, 2017.

The Company has identified material weaknesses in its internal controls over financial reporting related to the accounting for routine and non-routine and/or complex transactions.

The Company anticipates filing the Form 10-K as soon as practicable and no later than 15 calendar days following the prescribed due date, in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Rosa	(952)	237-7412
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the preliminary information currently available, the Company anticipates reporting the following significant changes in results of operations for the fiscal year:

The Company expects to report net loss of $4.4 million for the year ended December 31, 2017, compared to $0.3 million for the year ended December 31, 2016.

The Company’s statements regarding its expected 2017 results of operations are “forward-looking statements” within the meaning of the federal securities laws and are preliminary in nature, based on unaudited internal information and remain subject to further review, finalization of the Company’s reporting process and audit by our independent auditors. These forward-looking statements are subject to a number of risks and uncertainties. These risks and uncertainties include, but are not limited to, the risks detailed in our reports filed with the Securities and Exchange Commission (the “SEC”). Management believes that these forward-looking statements are reasonable; however, you should not place undue reliance on such statements. Such information is as of the date of this filing and, except as required by law, the Company, undertakes no obligation to update any of these forward-looking statements.

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NeuroOne Medical Technologies Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 3, 2018	By	/s/ David Rosa
David Rosa
Chief Executive Officer

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